Exhibit 99.1

Tier-One Supplier KONEC to Distribute Foresight’s Technology and Products with Revenues up to $7 Million in South Korea

The agreement aims to integrate advanced 3D perception solutions into the vehicles and solutions of KONEC’s customers and partners across a wide range of sectors, including passenger and commercial vehicles, autonomous logistics vehicles, geofenced autonomous vehicles, as well as agriculture and heavy machinery

Ness Ziona, Israel – December 9, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today the signing of a commercial cooperation agreement with KONEC Co. Ltd. (“KONEC”), a leading South Korean Tier-One automotive supplier, to bring to market advanced 3D perception solutions to be integrated into the vehicles and machinery of KONEC’s customers and business partners in the Republic of Korea. These solutions are designed for a wide range of sectors, including passenger vehicles, commercial vehicles such as trucks and buses, autonomous logistics vehicles, geofenced autonomous vehicles, as well as agriculture and heavy machinery.

Pursuant to the terms of the agreement, KONEC forecasts commercial sales of $1.5 million by 2027, with anticipated revenues from various advanced solutions, including supply of products, software license fees, non-recurring engineering services, and development fees, projected to grow up to $7 million by 2029. KONEC has already placed orders to achieve its sales target for 2024 and has exclusivity for 2025.

Furthermore, Foresight’s cutting-edge 3D perception solutions will be exclusively distributed in South Korea by KONEC. This distribution agreement covers KONEC’s existing customer base, with a focus on original equipment manufacturers, as well as its business partners and potential new clients. The exclusivity commitment is subject to KONEC meeting certain sales targets determined in the agreement.

This agreement follows a successful co-development agreement with KONEC, sponsored by Hyundai’s Foundation of Korea Automotive Parts Industry Promotion, which integrated Foresight’s 3D perception technology into a conceptual autonomous driving vehicle, as reported by the Company on May 29, 2024.

The parties are also contemplating establishing a joint venture in South Korea, equally owned by both parties, in order to facilitate and promote their business cooperation, including establishing a factory for manufacturing of the advanced solutions.

“This strategic agreement with Foresight marks a significant milestone in our commitment to innovation and technological advancement. By integrating Foresight’s cutting-edge 3D perception solutions into our partners’ solutions, we aim to enhance operational efficiency, improve product quality, and unlock new possibilities in various sectors, from automotive to agriculture and heavy machinery in the Republic of Korea. We’re excited about the potential this agreement holds for autonomous driving growth and creating value for all stakeholders involved,” said Mr. Jaeho Moon, Chief Technology Officer of KONEC.

“We are proud to announce this strategic agreement in South Korea, a market known for its focus on technological innovation. This commercial agreement follows our successful co-development collaboration, which has laid a strong foundation for bringing our advanced 3D perception solutions to market. We believe there are substantial revenue opportunities arising from this collaboration and we look forward to playing a key role in South Korea’s continued technological leadership”, said Mr. Oren Bar-On, Chief Executive Officer of Foresight Changzhou Automotive Ltd.

About KONEC

KONEC is a leading Tier-One automotive supplier that manufactures automobile parts for eco-friendly vehicles using a high-pressure die-casting process. KONEC has established a batch production system for lightweight metal raw materials, molds, castings, processing, and assembly through cooperation among its group affiliates. Major customers include Tesla, Hyundai Motor, and Kia. In addition to the existing business scope of lightweight metal body, chassis, and body parts, KONEC is venturing into new industries in line with the electrification of mobility and software advancements.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefits and advantages of Foresight’s solutions, KONEC’s commercial forecasts and timing thereof, KONEC’s aim to enhance operational efficiency, improve product quality, and unlock new possibilities in various sectors and Foresight’s belief that there are substantial revenue opportunities arising from this collaboration. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654